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                                                /        OMB APPROVAL          /
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| FORM 3 |     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940.

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

    Clapp,                           Randy
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        (Last)                      (First)                        (Middle)

    c/o Evans Systems, Inc.
    102 South Mechanic; P.O. Box 550
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                                   (Street)

    El Campo,                        Texas                         77437-0550
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        (City)                      (State)                           (Zip)

2.  Date of Event Requiring Statement (Month/Day/Year)              6/24/02
                                                                  --------------
3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------
4.  Issuer Name and Ticker or Trading Symbol  Evans Systems, Inc. - EVSI.OB
                                             -----------------------------------
5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     X  Director        Officer                 10% Owner  X (1) Other
    ---              --- (give title below) ---           -----  (specify below)
    ----------------------------------------------------------------------------
6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)
      X  Form filed by One Reporting Person
    ----
         Form filed by More than One Reporting Person
    ----

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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
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Common Stock       3,085,000            I                   (1)
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Common Stock       45,000               I                   By wife (2)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reported person, see Instruction
     5(b)(v).

          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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
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

Explanation of Responses:

     (1) The reporting person is a member of a Section 13(d) group that owns more than 10% of the issuer's outstanding common stock. On June 24, 2002, Mauritz & Couey, a Texas general partnership, acquired 3,085,000 shares of common stock of the issuer, representing approximately 31% of its outstanding capital stock. The reporting person is a majority shareholder of Clapp Investments Inc., which owns an 8.4% partnership interest in Mauritz & Couey and shares investment and voting power over the reported shares. The reporting person disclaims beneficial ownership of the securities held by Mauritz & Couey except to the extent of his 8.4% interest (through Clapp Investments Inc.) in that general partnership. Accordingly, this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

     (2) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

                                  /s/ Randy Clapp                July 2, 2002
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date
                              Randy Clapp

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.